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                                                      Filed by Intel Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: Intel Corporation
                                                   Commission File No.: 000-6217

The following is a script first used on May 1, 2000 during a conference call concerning the transaction between Intel Corporation and Excalibur Technologies Corporation described in the press release issued by Excalibur Technologies Corporation and Intel Corporation.

EXCALIBUR-INTEL Conference Call Script, FINAL REV                   MAY 1, 2000
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DAN AGAN/MODERATOR: GOOD MORNING AND GOOD AFTERNOON. MY NAME IS DAN AGAN, I'M
VICE PRESIDENT OF CORPORATE MARKETING FOR EXCALIBUR TECHNOLOGIES. THIS IS A CALL TO DISCUSS THE ANNOUNCEMENT TODAY THAT INTEL AND EXCALIBUR TECHNOLOGIES HAVE AGREED TO FORM A NEW INTERACTIVE MEDIA SERVICES COMPANY. WITH US TODAY ARE RON WHITTIER, CURRENTLY INTEL SENIOR VICE PRESIDENT AND GENERAL MANAGER OF INTEL'S INTERACTIVE MEDIA SERVICES DIVISION WHO, UPON CLOSING, WILL BECOME CHAIRMAN AND CEO OF THE NEW COMPANY, AND PAT CONDO, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF EXCALIBUR TECHNOLOGIES WHO, UPON CLOSING, WILL BECOME PRESIDENT AND CHIEF OPERATING OFFICER OF THE OF THE NEW COMPANY.

THE FLOW OF TODAY'S CALL WILL BE AS FOLLOWS. WE WILL OPEN WITH BRIEF REMARKS FROM MR. WHITTIER AND MR. CONDO FOLLOWED BY A BRIEF 20-MINUTE Q&A. A REMINDER THAT A PRESS RELEASE ON THIS ANNOUNCEMENT IS AVAILABLE NOW AT www.intel.com AND AT www.excalib.com

THIS CALL WILL BE RECORDED AND WILL BE AVAILABLE UNTIL FRIDAY MAY 5TH. FOR REPLAY, YOU MAY CALL 719-457-0820. THE PASSCODE IS 6-8-8-8-2-3. THAT'S 719-457-0820, PASSCODE 6-8-8-8-2-3.

First, please be patient as I read our safe harbor language:

Today's press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events. These statements AND all other statements that may be made on this call that



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are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Excaliber. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing and the potential benefits of the new company. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Excaliber's business will not be successfully integrated with Intel's business; costs associated with the acquisition; the successful completion of the acquisition; matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction; and increased competition and technological changes in the industries in which Excaliber and Intel compete. For a detailed discussion of these and other cautionary statements, please refer to Intel's and Excaliber's filings with the Securities and Exchange Commission.

WITH THAT I'LL TURN TO MR. WHITTIER.


RON WHITTIER: THANK YOU DAN. GOOD MORNING AND WELCOME. AGAIN MY NAME IS RON WHITTIER. I AM CURRENTLY SENIOR VICE PRESIDENT AND GENERAL MANAGER OF INTEL'S INTERACTIVE MEDIA SERVICES DIVISION AND WILL TRANSITION TO MY NEW ROLE AS CHAIRMAN AND CEO OF THE NEW COMPANY UPON CLOSING. LET ME START BY SAYING WE'RE VERY EXCITED TO ANNOUNCE THAT INTEL AND EXCALIBUR ARE COMBINING KEY INTERNET TECHNOLOGIES AND RESOURCES TO CREATE WHAT WE BELIEVE WLL BE THE PREMIER
INTERACTIVE MEDIA SERVICES COMPANY....OUR VISION IS TO BUILD A ONE STOP SOLUTION
THAT WILL ENABLE OWNERS OF HIGH-VALUE BRANDED CONTENT SUCH AS THE SPORTS AND THE ENTERTAINMENT INDUSTRIES TO DISTRIBUTE THEIR CONTENT OVER THE INTERNET IN A

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SECURE AND PROFITABLE MANNER. TO DATE, YOU'RE NOT SEEING SOME OF THIS CONTENT ON
THE INTERNET LARGELY BECAUSE OF CONCERNS OVER QUALITY, SCALABILITY, SECURITY,
AND RESOURCE MANAGEMENT. BY COMBINING KEY INTEL PEOPLE AND TECHNOLOGIES WITH KEY EXCALIBUR PEOPLE AND TECHNOLOGIES TO CREATE THIS NEW COMPANY, WE CAN REMOVE
THESE BARRIERS FOR CONTENT OWNERS AND OFFER ENTIRELY NEW OPPORTUNITIES FOR THEM TO GENERATE REVENUE FROM NEW SERVICES SUCH AS ON LINE SUBSCRIPTIONS. OUR GOAL IS TO BECOME THE LEADING SUPPLIER OF INTERACTIVE MEDIA SERVICES TO THE INTERNET ECONOMY.

I WANT TO TALK FOR A MINUTE ABOUT THE TECHNOLOGIES THAT WE'RE BRINGING TOGETHER, THEN TURN IT OVER TO PAT.

EXCALIBUR TECHNOLOGIES IS THE WORLD'S LEADING DEVELOPER OF ADVANCED, SEARCH-POWERED, MULTIMEDIA SOLUTIONS FOR INTELLIGENTLY ACCESSING AND UTILIZING CONTENT OVER INTERCONNECTED NETWORKS. THEIR MEDIA SERVICES GROUP PROVIDES LEADING VIDEO CONTENT MANAGEMENT ENABLING TECHNOLOGIES FOR THE INTERNET AND CORPORATE INTRANETS, AND THEIR APPLICATIONS GROUP POWERS SOME OF THE WORLD'S LEADING ECOMMERCE, WEB AND CORPORATE PORTAL SITES WITH ADVANCED TEXT RETRIEVAL.

INTEL IS THE WORLD'S LEADING CHIPMAKER BUT WHAT MANY OF YOU MAY NOT KNOW IS THAT INTEL ALSO HAS DEVELOPED A PATENTED TAMPER RESISTENT SECURITY SYSTEM AND WE ARE AN INDUSTRY LEADER IN DATA AND VIDEO INTEGRATION. SO BY BRINGING TOGETHER KEY INTERNET TECHNOLOGIES WE WILL BE ABLE TO PROVIDE A NEW ONE-STOP INTERACTIVE MEDIA SERVICES COMPANY WITH THE ABILITY


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TO PUT VALUABLE ASSETS INTO ARCHIVES AND SUBSEQUENTLY DELIVER THEM SECURELY
OVER THE INTERNET.

IN SUMMARY, THIS DEAL PRESENTS BRANDED CONTENT OWNERS WITH A UNIQUE OPPORTUNITY TO TAKE ADVANTAGE OF THE GROWING NUMBER OF BROADBAND CONNECTED HOMES INTERESTED IN ACCESSING COMPELLING CONTENT.

NOW LET ME HAND IT OVER TO PAT.

PAT CONDO: THANKS RON. WE TOO ARE VERY EXCITED ABOUT THIS NEW COMPANY. IT WILL BUILD ON THE BEST OF OUR INDIVIDUAL STRENGTHS TO EMERGE EVEN GREATER IN COMBINATION - A COMPANY WITH THE RESOURCES, THE CAPABILITIES AND THE VISION TO FIRMLY ESTABLISH ITSELF AS A LEADER IN WEB-BASED INTERACTIVE MEDIA SERVICES.

INDEED, THIS AGREEMENT WITH INTEL REPRESENTS MORE THAN A LOGICAL NEXT STEP FOR EXCALIBUR. RATHER, IT PROPELS US TO THE FOREFRONT OF MULTIMEDIA MANAGEMENT ON THE INTERNET. IT COMBINES EXCALIBUR'S RECOGNIZED STRENGTHS IN MULTIMEDIA
CONTENT MANAGEMENT WITH INTEL'S RECOGNIZED CAPABILITIES FOR PROTECTING HIGH-VALUE CONTENT. IT GIVES US A DEEP POOL OF TALENT TO DRAW ON BY JOINING GIFTED EXCALIBUR PERSONNEL WITH INTEL'S RECOGNIZED EXPERTS IN INTERACTIVE MEDIA.

I WANT TO EXPAND A LITTLE ON THE OPPORTUNITY RON DESCRIBED. MANY CONTENT OWNERS TODAY WANT TO EXTRACT NEW VALUE FROM THEIR VIDEO ASSETS BY USING A BROADBAND INTERNET, BUT THEY'RE DISSUADED BECAUSE AT PRESENT THIS SIMPLY CAN'T BE DONE SIMPLY AND PROFITABLY.


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LET ME GIVE YOU AN EXAMPLE: A SPORTS LEAGUE WANTS TO SELL END USERS THE RIGHTS
TO VIEW A FULL SEASON OF GAMES OVER THE INTERNET NOT ONLY IN REAL TIME, BUT ALSO TIME-SHIFTED - SO SUBSCRIBERS CAN WATCH WHOLE GAMES OR SEARCH AND FIND JUST THE PARTS THEY WANT TO WATCH, WHEN THEY WANT TO WATCH THEM. THE LEAGUE WANTS TO ENSURE THAT ONLY SUBSCRIBERS HAVE ACCESS TO THESE GAMES, THAT SUBSCRIBERS' VIEWING EXPERIENCES EXCEED ANYTHING THEY MIGHT GET ELSEWHERE, AND THAT THE DISTRIBUTION OF THESE GAMES COMES OFF WITHOUT A HITCH.

WELL, THE ONLY WAY TO DO THAT RIGHT NOW IS TO BUY THE CAPABILITIES OF MANY DIFFERENT COMPANIES AND THEN PAY AN INTEGRATOR TO COBBLE THEM TOGETHER INTO A WORKABLE SYSTEM. THROUGH THIS NEW COMPANY, THE LEAGUE CAN COME TO US AS A SINGLE SOURCE WITH ALL OF THE TECHNOLOGIES AND CAPABILITIES NEEDED TO MEET AND EXCEED THEIR REQUIREMENTS.


LET ME CONCLUDE BY SAYING NO COMPANY TODAY HAS THE PEOPLE, THE TECHNOLOGY, THE RESOURCES, THE CUSTOMERS, THE ASSOCIATIONS AND THE VISION THAT THIS NEW COMPANY WILL HAVE THROUGH THE COMBINATION OF EXCALIBUR AND INTEL. THIS IS WHY I BELIEVE WE'LL SUCCEED. AND THIS IS WHY WE'LL WIN A LEADING POSITION IN INTERACTIVE MEDIA SERVICES.

AGAN/MODERATOR: THANKS PAT. AT THIS TIME, WE'LL MOVE TO QUESTIONS AND ANSWERS. WE HAVE ABOUT 20 MINUTES. PLEASE ASK ONLY ONE QUESTION AT A TIME UNTIL OTHERS HAVE HAD A CHANCE TO ASK THEIRS THANK YOU.


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OPERATOR: OUR FIRST QUESTION IS FROM...

     Intel and Excalibur plan to file a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov.

     INVESTORS AND STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their stockholders with respect to the transactions contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.

     This release contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth in the computing industry, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that Intel's and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.